Exhibit 1. Loan Agreement, dated as of June 7, 2007, between Alvin E. Kite, Jr. and the Bank

June 7, 2007

Alvin E. Kite, Jr.

300 S. Meridian Street, Suite 1100

Indianapolis, Indiana 46204

Dear Al:

The Bank hereby offers, subject to the following conditions, to make the following loan (the "Loan"):

1.	Borrower: The borrower of the Loan shall be Alvin E. Kite, Jr., a resident of the State of Indiana ("Borrower").
2.

Use of Proceeds: The Loan proceeds are to be used solely to purchase partnership units in Kite Realty Group, L.P., a Delaware limited partnership ("KRGLP"). The use of the Loan proceeds are subject to the limitations set forth in Section 20(c) hereof.

3.

Loan Amount: The original principal amount of the Loan shall not exceed Eight Million Three Hundred Forty-Five Thousand Dollars ($8,345,000) (which is an amount equal to Fifty Percent (50%) of the market value of the Borrowing Base Stock as of the date hereof).

For the purposes of this Loan Agreement, the following terms shall have the following meanings:

a.

Borrowing Base: On any date of determination (including a Determination Date), an amount equal to Sixty-Five Percent (65%) of the then market value (as quoted on the New York Stock Exchange) of the Borrowing Base Stock.

b.

Borrowing Base Stock: The number of shares of beneficial interest (or other comparable equity interest) of Kite Realty Group Trust, a Maryland real estate investment trust ("Kite"), subject to the lien and security interest of the Kite Units Pledge Agreement (as hereinafter defined) as of the date of determination.

c.	Determination Date: The last day of each month during the term of the Loan.
d.	Payment Date: The twentieth (20th) day of each calendar quarter (i.e., the twentieth (20th) day of each January, April, July and October) during the term of the Loan.
4.	For the purposes of this Loan Agreement, the following terms shall have the following meanings:
a.

Adjusted LIBOR Rate: For any LIBOR Rate Interest Period, an interest rate per annum equal to the sum of (i) the rate obtained by dividing (A) the LIBOR Rate for such LIBOR Rate Interest Period by (B) a percentage equal to one hundred percent (100%) minus the Reserve Percentage for such LIBOR Rate Interest Period, and (ii) the LIBOR Rate Added Percentage.

b.	Applicable Rate: As such term is defined in Section 5(a) hereof.
c.

Breakage Costs: The cost to Bank of re-employing funds bearing interest at an Adjusted LIBOR Rate, incurred (or expected to be incurred) in connection with (i) any payment of any portion of the Loan bearing interest at an Adjusted LIBOR Rate prior to the termination of any applicable LIBOR Rate Interest Period, (ii) the conversion of an Adjusted LIBOR Rate to any other applicable interest rate on a date other than the last day of the relevant interest period, or (iii) the failure of Borrower to draw down, on the first day of the applicable LIBOR Rate Interest Period, any amount as to which Borrower has elected a LIBOR Rate Option.

d.	Business Day: A day of the year on which banks are not required or authorized to close in city, state.
e.	Closing: The execution by Borrower of the Loan Documents and the acceptance thereof by Bank.
f.	Closing Date: The date on which the Loan Documents (as hereinafter defined) are executed by Borrower and accepted by Bank.
g.	Default Rate: A rate per annum equal to Three Percent (3%) (300 basis points) above the Applicable Rate(s) then in effect.
h.	Extended Maturity Date: June 7, 2010.
i.	LIBOR Business Day: A Business Day on which dealings in U.S. dollars are carried on in the London Interbank Market.
j.

LIBOR Rate: For any LIBOR Rate Interest Period, the applicable British Banker's Association LIBOR rate for deposits in Dollars as reported by any generally recognized financial information service as of 11:00 a.m. (London time) two (2) LIBOR Business Days prior to the first day of such LIBOR Rate Interest Period, and having a maturity equal to such LIBOR Rate Interest Period, provided that, if no such British Banker's Association LIBOR Rate is available to the Bank, the applicable LIBOR Rate for the relevant LIBOR Rate Interest Period shall instead be the rate determined by the Bank to be the rate at which Bank offers to place deposits in Dollars with first class banks in the London Interbank Market at approximately 11:00 a.m. (London time) two (2) LIBOR Business Days prior to the first day of such LIBOR Rate Interest Period, in an amount approximately equal to the amount to which such LIBOR Rate Interest Period relates and having a maturity equal to such LIBOR Rate Interest Period.

k.	LIBOR Rate Added Percentage: Ninety-Five One Hundredths of One Percent (95/100 of 1%) (95 basis points) per annum.
l.

LIBOR Rate Interest Period: With respect to each amount of the Loan bearing interest at a LIBOR based rate, a period of one, two, three or six months, to the extent deposits with such maturities are available to Bank, commencing on a LIBOR Business Day, as selected by Borrower provided, however, that (i) any LIBOR Rate Interest Period which would otherwise end on a day which is not a LIBOR Business Day shall continue to and end on the next succeeding LIBOR Business Day, unless the result would be that such LIBOR Rate Interest Period would be extended to the next succeeding calendar month, in which case such LIBOR Rate Interest Period shall end on the next preceding LIBOR Business Day and (ii) any LIBOR Rate Interest Period which begins on a day for which there is no numerically corresponding date in the calendar month in which such LIBOR Rate Interest Period would otherwise end shall instead end on the last LIBOR Business Day of such calendar month. Borrower may not select any LIBOR Rate Interest Period for the Loan or any portion thereof if such LIBOR Rate Interest Period ends after the Scheduled Maturity Date.

m.	LIBOR Rate Option: As defined in Section 5(b) hereof.
n.	Original Maturity Date: June 7, 2009.
o.	Maturity Date: The earlier of: (i) the Scheduled Maturity Date, or (ii) the date the Loan first becomes due, by acceleration or otherwise.
p.	Prime Interest Rate: A rate per annum equal to the Prime Rate.
q.

Prime Rate: That interest rate established from time to time by Bank as Bank's Prime Rate, whether or not such rate is publicly announced; the Prime Rate is not necessarily the lowest interest rate charged by Bank for commercial or other extensions of credit. Any change in the Prime Rate shall be effective immediately from and after such change in the Prime Rate.

r.

Reserve Percentage: For any LIBOR Rate Interest Period, that percentage which is specified three (3) Business Days before the first day of such LIBOR Rate Interest Period by the Board of Governors of the Federal Reserve System (or any successor) or any other governmental or quasi governmental authority with jurisdiction over Borrower for determining the maximum reserve requirement (including, but not limited to, any marginal reserve requirement) for Borrower with respect to liabilities consisting of or including (among other liabilities) Eurocurrency liabilities in an amount equal to that portion of the Loan affected by such LIBOR Rate Interest Period and with a maturity equal to such LIBOR Rate Interest Period.

s.

Scheduled Maturity Date: The Original Maturity Date, unless and until the maturity of the Loan is extended in accordance with the terms of Section 6 hereof, in which case it shall thereafter mean the Extended Maturity Date.

5.	Default Rate:
a.

The Loan will bear interest at the Applicable Rate, unless the Default Rate is applicable. The Prime Interest Rate shall be the "Applicable Rate" for the Loan, except that the Adjusted LIBOR Rate shall be the "Applicable Rate" with respect to portions of the Loan as to which a LIBOR Rate Option is then in effect. While and so long as an Event of Default (as hereinafter defined) is continuing, the Loan will bear interest at the Default Rate.

b.

Provided that no Event of Default exists, Borrower shall have the option (the "LIBOR Rate Option") to elect from time to time in the manner and subject to the conditions hereinafter set forth an Adjusted LIBOR Rate as the Applicable Rate for all or any portion of the Loan which would otherwise bear interest at the Prime Interest Rate.

c.

The only manner in which Borrower may exercise the LIBOR Rate Option is by giving Bank irrevocable notice (which may be verbal notice provided that Borrower delivers to Bank facsimile confirmation within twenty-four (24) hours) of such exercise not later than 11:00 a.m. E.S.T time on the second LIBOR Business Day prior to the proposed commencement of the relevant LIBOR Rate Interest Period, which written notice shall specify: (i) the portion of the Loan with respect to which Borrower is electing the LIBOR Rate Option, (ii) the LIBOR Business Day upon which the applicable LIBOR Rate Interest Period is to commence and (iii) the duration of the applicable LIBOR Rate Interest Period. The Applicable Rate for any portion of the Loan with respect to which Borrower has elected the LIBOR Rate Option shall revert to the Prime Interest Rate as of the last day of the LIBOR Rate Interest Period applicable thereto (unless Borrower again exercises the LIBOR Rate Option for such portion of the Loan). Bank shall be under no duty to notify Borrower that the Applicable Rate on any portion of the Loan is about to revert from an Adjusted LIBOR Rate to the Prime Interest Rate. The LIBOR Rate Option may be exercised by Borrower only with respect to any portion of the Loan equal to or in excess of Fifty Thousand Dollars ($50,000). At no time may there be more than four (4) LIBOR Rate Interest Periods in effect with respect to the Loan.

d.

If Bank determines (which determination shall be conclusive and binding upon Borrower, absent manifest error) (i) that Dollar deposits in an amount approximately equal to the portion of the Loan for which Borrower has exercised the LIBOR Rate Option for the designated LIBOR Rate Interest Period are not generally available at such time in the London Interbank Market for deposits in Dollars, (ii) that the rate at which such deposits are being offered will not adequately and fairly reflect the cost to Bank of maintaining a LIBOR Rate on such portion of the Loan or of funding the same for such LIBOR Rate Interest Period due to circumstances affecting the London Interbank Market generally, (iii) that reasonable means do not exist for ascertaining a LIBOR Rate, or (iv) that an Adjusted LIBOR Rate would be in excess of the maximum interest rate which Borrower may by law pay, then, in any such event, Bank shall so notify Borrower and all portions of the Loan bearing interest at an Adjusted LIBOR Rate that are so affected shall, as of the date of such notification with respect to an event described in clause (ii) or (iv) above, or as of the expiration of the applicable LIBOR Rate Interest Period with respect to an event described in clause (i) or (iii) above, bear interest at the Prime Interest Rate until such time as the situations described above are no longer in effect or can be avoided by Borrower exercising a LIBOR Rate Option for a different LIBOR Rate Interest Period.

e.

Interest on the Loan at the Applicable Rate (or Default Rate) shall be calculated for the actual number of days elapsed on the basis of a 360-day year, including the first date of the applicable period to, but not including, the date of repayment.

f.

Borrower shall pay all Breakage Costs in respect of the Loan incurred from time to time by Bank upon demand; provided, however, that Borrower shall not be responsible for or obligated to pay for Breakage Costs, if any, resulting from any of the conditions or occurrences described in Section 5(d) of this Loan Agreement.

g.

If the introduction of or any change in any law, regulation or treaty, or in the interpretation thereof by any governmental authority charged with the administration or interpretation thereof, shall make it unlawful for Bank to maintain the Applicable Rate at an Adjusted LIBOR Rate with respect to the Loan or any portion thereof, or to fund the Loan or any portion thereof in Dollars in the London Interbank Market, or to give effect to its obligations regarding the LIBOR Rate Option as contemplated hereby, then (i) Bank shall notify Borrower that Bank is no longer able to maintain the Applicable Rate at an Adjusted LIBOR Rate, (ii) the LIBOR Rate Option shall immediately terminate, (iii) the Applicable Rate for any portion of the Loan for which the Applicable Rate is then an Adjusted LIBOR Rate shall automatically be converted to the Prime Interest Rate, and (iv) Borrower shall pay to Bank the amount of Breakage Costs (if any) incurred in connection with such conversion. Thereafter, Borrower shall not be entitled to exercise the LIBOR Rate Option until such time as the situation described herein is no longer in effect or can be avoided by Borrower exercising a LIBOR Rate Option for a different term.

h.

Borrower recognizes that the cost to Bank of maintaining the Loan or any portion thereof may fluctuate and, Borrower agrees to pay Bank additional amounts to compensate Bank for any increase in its actual costs incurred in maintaining the Loan or any portion thereof outstanding or for the reduction of any amounts received or receivable from Borrower as a result of:

i.

any change after the date hereof in any applicable law, regulation or treaty, or in the interpretation or administration thereof, or by any domestic or foreign court, (A) changing the basis of taxation of payments under this Loan Agreement to Bank (other than taxes imposed on all or any portion of the overall net income or receipts of Bank), or (B) imposing, modifying or applying any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, credit extended by, or any other acquisition of funds for loans by Bank (which includes the Loan or any applicable portion thereof), or (C) imposing on Bank, or the London Interbank Market generally, any other condition affecting the Loan, provided that the result of the foregoing is to increase the cost to Bank of maintaining the Loan or any portion thereof or to reduce the amount of any sum received or receivable from Borrower by Bank under the Loan Documents for the Loan; or

ii.

the maintenance by Bank of reserves in accordance with reserve requirements promulgated by the Board of Governors of the Federal Reserve System of the United States with respect to "Eurocurrency Liabilities" of a similar term to that of the applicable portion of the Loan (without duplication for reserves already accounted for in the calculation of a LIBOR Rate pursuant to the terms hereof).

i.

If the application of any law, rule, regulation or guideline adopted or arising out of the July, 1988 report of the Basle Committee on Banking Regulations and Supervisory Practices entitled "International Convergence of Capital Measurement and Capital Standards", or the adoption after the date hereof of any other law, rule, regulation or guideline regarding capital adequacy, or any change after the date hereof in any of the foregoing, or in the interpretation or administration thereof by any domestic or foreign governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by Bank, with any request or directive regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has the effect of reducing the rate of return on Bank's capital to a level below that which Bank would have achieved but for such application, adoption, change or compliance (taking into consideration the policies of Bank with respect to capital adequacy), then, from time to time Borrower shall pay to Bank such additional amounts as will compensate Bank for such reduction with respect to any portion of the Loan outstanding.

j.

Any amount payable by Borrower under subsection (h) or subsection (i) of this Section 5 shall be paid within five (5) days of receipt by Borrower of a certificate signed by an authorized officer of Bank setting forth the amount due and the basis for the determination of such amount, which statement shall be conclusive and binding upon Borrower, absent manifest error. Failure on the part of Bank to demand payment from Borrower for any such amount attributable to any particular period shall not constitute a waiver of Bank's right to demand payment of such amount for any subsequent or prior period. Bank shall use reasonable efforts to deliver to Borrower prompt notice of any event described in subsection (h) or (i) of this Section 5, of the amount of the reserve and capital adequacy payments resulting therefrom and the reasons therefor and of the basis of calculation of such amount; provided, however, that any failure by Bank to so notify Borrower shall not affect Borrower's obligation to pay the reserve and capital adequacy payment resulting therefrom.

6.

Maturity: If not sooner paid, the entire principal balance outstanding, together with all unpaid interest thereon, shall be due and payable in full on the Original Maturity Date. Borrower shall have the option to extend the term of the Loan to the Extended Maturity Date upon the satisfaction of the following conditions: (a) Borrower shall give the Bank written notice of Borrower's election to extend the term of the Loan no earlier than ninety (90) days prior to the Original Maturity Date; (b) no Event of Default is continuing as of the Original Maturity Date; and (c) Borrower pays to the Bank an extension fee in an amount equal to Fifteen One-Hundredths of One Percent (15/100 of 1%) of the original amount of the Loan then outstanding.

7.	Loan Payments:
a.

On each Payment Date during the term of the Loan, the Borrower shall pay interest in arrears at the Applicable Rate(s) on the outstanding principal balance of the Loan in the amount of all interest accrued and unpaid through the last day of the calendar month preceding the calendar month in which such payment is due; and

b.

If on a Determination Date, the amount of the Loan exceeds the Borrowing Base, Borrower shall pay to Bank within fifteen (15) days after such Determination Date a principal payment in an amount sufficient to reduce the principal balance of the Loan as of such Determination Date to an amount equal to the Borrowing Base;

c.	In any and all events, the entire outstanding principal balance of the Loan, together with all accrued and unpaid interest thereon, shall be due and payable on the Scheduled Maturity Date.

Borrower may sell any of the Borrower Kite Units subject to the lien and security interest of the Kite Units Pledge Agreement, provided no Event of Default is the continuing and provided Borrower makes to Bank a principal payment in an amount sufficient to reduce the principal balance of the Loan immediately following such sale to an amount equal to Fifty Percent (50%) of the then market value (as quoted on the New York Stock Exchange) of the number of shares of beneficial interest (or other comparable equity interest of Kite) which would be subject to the lien and security interest of the Kite Units Pledge Agreement immediately following such sale (such a payment being referred to herein as a "Pledge Agreement Release Price"). Upon the receipt of such Pledge Agreement Release Price payment, Bank will execute a release of the

Kite Units Pledge Agreement from the beneficial interests for which such Pledge Agreement Release Price payment is made and will release all of its other security encumbering such interests.

8.

Prepayment: The Loan may be prepaid at any time, without premium or penalty; provided, however, no prepayment of all or part of the Loan shall be permitted unless the same is made together with the payment of all interest accrued on the Loan through the date of prepayment and an amount equal to all Breakage Costs incurred by Bank as a result of the prepayment. Any such prepayments shall be credited, first to the applicable Breakage Costs, then to accrued but unpaid interest, and the balance, if any, to the principal.

9.

Commitment Fee: A commitment fee of Twenty-Five Thousand Thirty-Five Dollars ($25,035) (the "Commitment Fee") shall be payable by Borrower to Bank in respect of the Loan The Commitment Fee shall be paid by Borrower to the Bank at the Closing.

Borrower hereby acknowledges that the Commitment Fee shall be for the applicable services rendered, supported by good, valuable and adequate consideration, and that the Commitment Fee, once paid, shall not be refundable for any reason.

10.

Expenses: The Borrower shall pay all costs and expenses of the Loan including (by way of illustration and not limitation): intangibles and similar taxes, the Bank's outside attorney's costs and fees, and any and all other costs of the Bank in connection with this Letter Loan Agreement and the Loan.

11.

Late Fee: For any installment of the Loan (exclusive of the payment due upon the Scheduled Maturity Date) which is not paid within five (5) Business Days after the due date thereof, then, in addition to and not in lieu of any other rights or remedies available to Bank, Borrower shall pay to the Bank, on demand, a late charge equal to Four Percent (4%) per annum of the amount of such installment to cover the extra expense involved in handling delinquent payments.

12.

Loan Documents and Security for the Loan: The Loan shall be evidenced by a Credit Note (the "Note") in the amount of the Loan, and shall be secured by a Collateral Pledge Agreement (the "Kite Units Pledge Agreement") which shall be a first security interest and a lien upon 805,891 Partnership Units of KRGLP owned by Borrower (the "Borrower Kite Units"), which Borrower Kite Units are presently redeemable for 805,891 shares of beneficial interest of Kite ("Kite Common Stock") (the Borrower Kite Units, any Kite Common Stock for which the Borrower Kite Units may be redeemed and the proceeds thereof, being referred to herein as the "Borrower Kite Units Collateral") or cash, as provided in the Partnership Agreement.

All of the foregoing documents (this Letter Loan Agreement, the Note and the Kite Units Pledge Agreement being referred to herein as the "Loan Documents") shall be in form and substance acceptable to the Bank and shall remain effective for as long a period of time as any part of the Loan is unpaid.

In addition, at Closing, Borrower shall deliver the opinion of Borrower's legal counsel with respect to the Borrower and the Borrower, which Opinion shall be in a form reasonably satisfactory to Bank.

13.

Acknowledgment and Consent/Control Agreement: At the Closing, Borrower, Bank, KRGLP and Kite shall have entered into an Acknowledgment and Consent in respect of the Borrower Kite Units, which Acknowledgment and Consent shall be in a form acceptable to Bank.

14.

Assignment and Termination: This Letter Loan Agreement is personal to Borrower and neither this Letter Loan Agreement nor any rights of Borrower hereunder shall be assignable by operation of law or otherwise and this Letter Loan Agreement may be terminated at the option of Bank and an Event of Default shall be deemed to have occurred hereunder in the event Borrower assigns or transfers this Letter Loan Agreement or any rights hereunder without the prior written consent of Bank.

In the event of a termination of this Letter Loan Agreement based upon any such default, or upon any Event of Default hereunder or under any of the other Loan Documents, all obligations of Bank shall terminate (and Borrower shall remain liable for any and all expenses incurred by

Bank) and the outstanding balance of the Loan, may, at the option of Bank, be declared immediately due and payable.

For the purposes hereof, any of the following events shall be deemed an "Event of Default" hereunder:

a.

Borrower shall fail to make payment of interest, principal or principal and interest on the Loan within five (5) days after the same is due and payable, or Borrower shall fail to observe or perform any other covenant or condition contained in this Letter Loan Agreement and such failure is not cured within fifteen (15) days of notice of such failure from Bank to Borrower; or

b.

Borrower shall file a voluntary petition in bankruptcy or shall be adjudicated as bankrupt or insolvent, or shall file any petition or answer seeking or acquiescing in any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief for himself under any present or future federal, state or other statute, law or regulation relating to bankruptcy, insolvency or other relief for debtors; or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of Borrower or of all or any part of the Borrower Kite Units Collateral or any account in which it is held, or of any or all of the royalties, revenues, distribution or profits thereof, or shall make any general assignment for the benefit of creditors, or shall admit in writing his inability to pay his debts generally as they become due; or

c.

A court of competent jurisdiction shall enter an order, judgment or decree approving a petition filed against Borrower seeking any reorganization, dissolution or similar relief under any present or future federal, state or other statute, law or regulation relating to bankruptcy, insolvency, or other relief for debtors, and such order, judgment or decree shall remain unvacated and unstayed for an aggregate of sixty (60) days (whether or not consecutive) from the first date of entry thereof; or any trustee, receiver or liquidator of Borrower or of all or any part of the Borrower Kite Units Collateral or any account in which it is held, or of any or all of the royalties, revenues, rents, issues or profits thereof, shall be appointed without the consent or acquiescence of Borrower and such appointment shall remain unvacated and unstayed for an aggregate of sixty (60) days (whether or not consecutive); or

d.

A writ of execution or attachment or any similar process shall be issued or levied against all or any part of or interest in the Borrower Kite Units Collateral or the account in which it is held, or any judgment involving monetary damages shall be entered against Borrower which shall become a lien on the Borrower Kite Units Collateral or any account in which it is held or any portion thereof or interest therein and such execution, attachment or similar process or judgment is not released, bonded, satisfied, vacated or stayed within sixty (60) days after its entry or levy; or

e.

There has occurred a breach of or default under any term, covenant, agreement, condition, provision, representation or warranty contained in any of the Loan Documents or any part thereof, not specifically referred to in this Section 14 and any applicable cure period has expired; or

f.	Borrower has transferred any part of his ownership (whether legal, equitable or beneficial) in the Borrower Kite Units Collateral or any account in which it is held; or
g.

The Borrower Kite Units Collateral or any account in which it is held or any part thereof is further encumbered by a security agreement, lien, pledge or other security instrument in favor of any party other than Bank; or

h.	The death of Borrower.
15.

Bank Participation/ Syndication: Borrower acknowledges that the Bank reserves the right to syndicate and/or participate its interest in the Loan and Borrower agrees to, at Bank's request, execute such additional promissory notes and other instruments as may be appropriate to evidence his obligation under the Loan to such syndicate banks as may commit, in the future, to fund a portion of the Loan according to the terms hereof.

16.

Indemnification: The Borrower agrees to indemnify and to defend and hold the Bank harmless against any brokerage commissions or finder's fees claimed by any broker or other party claiming by or through Borrower in connection with the transactions contemplated hereby.

17.	Warranties and Representations: Borrower represents, covenants and warrants to Bank as follows:
a.	Borrower is a resident of the State of Indiana.
b.	Borrower possesses the requisite power to enter into the Loan Documents, to borrow thereunder, to execute and deliver the Loan Documents and to perform his obligations thereunder.
c.

None of the provisions of the Loan Documents violate, breach, contravene, conflict with, or cause a default under any provision of any existing note, bond, mortgage, debenture, indenture, trust, license, lease, instrument, decree, order, judgment, or agreement to which Borrower is a party or by which he or his assets may be bound or affected.

d.

To Borrower's knowledge, each of the Loan Documents, when issued for value, will constitute a legal, valid and binding obligation of Borrower enforceable against Borrower in accordance with its terms, except as the same may be limited by reorganization, bankruptcy, insolvency, moratorium or other laws affecting generally the enforcement of creditors' rights.

e.

Borrower has not received notice of, and he is not otherwise aware of any litigation or proceeding by any governmental authority or other person presently pending or threatened, nor has any claim been asserted against Borrower which, if adversely determined, would materially affect the business, operations, financial condition, properties or prospects of Borrower.

f.

Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System).

g.	Borrower is not "insolvent" within the meaning of that term as defined in §101(29) of the Federal Bankruptcy Code and is able to pay his debts as they mature.
18.

Disbursements: All disbursements shall be made within approximately five (5) days after receipt of all information required by the Bank to approve the requested disbursements; provided, however, the initial disbursement of the Loan shall be made within one (1) Business Day after receipt of all information required by the Bank to approve the requested disbursements.

Funds will be disbursed directly into a demand deposit account maintained by Borrower at the Bank. Borrower shall submit to Bank for each requested advance of principal of the Loan, an Application for Advance in form satisfactory to Bank (an "Application for Advance"), setting forth the total amount of the Advance which Borrower is requesting.

19.

Upon the occurrence of an Event of Default hereunder, Bank may terminate Bank's undertaking to make any further advances of the Loan and the outstanding balance of the Loan, at the option of Bank, may be declared immediately due and payable. In addition, upon the occurrence of an Event of Default, Bank shall be entitled to exercise the rights and remedies set forth in the Loan Documents and shall be entitled to redeem the Borrower Kite Units for Kite Common Stock, and to request the registration by Kite of such Kite Common Stock if it is not already registered. Upon the occurrence of an Event of Default hereunder, Borrower will pay such expenses of Bank (including without limitation the reasonable fees and expenses of Bank's counsel and the reasonable fees and expenses of any participant's counsel) as shall be billed for expenses actually incurred in connection herewith.

20.	Additional Loan Conditions:
a.	Borrower, during the term of the Loan, will deliver or cause to be delivered to the Bank:
i.

as soon as practicable, but in any event within ninety (90) days after the end of each calendar year, commencing with calendar year 2006, financial statements of Borrower for such year, as of the end of such year, which financial statements shall be prepared by Borrower and shall be certified as to accuracy by Borrower and shall otherwise be in reasonable detail and satisfactory in scope to the Bank; and

ii.

within sixty (60) days after the filing with the appropriate governmental authorities, but in no event later than October 31 of each year, all tax returns or extensions filed by Borrower for the preceding year.

b.

The Commitment Fee has been fully earned by the Bank. In no event shall the Commitment Fee be refunded to Borrower. Any unpaid Loan costs and expenses shall be paid by Borrower immediately upon the expiration or termination of this Letter Loan Agreement for any reason.

c.

Borrower shall furnish to Bank, upon its request, a statement in conformity with the requirements of Federal Reserve Board Form U-1 referred to in Regulation U. No part of the proceeds of the Loan may be used for any purpose that violates, or which is inconsistent with, the provisions of Regulations G, T, U or X of the Board of Governors of the Federal Reserve System.

21.

Items to be Delivered Pre-Closing: Borrower shall furnish the following documentation to the Bank at least one (1) Business Day prior to Closing, all in form, substance and execution satisfactory to the Bank:

a.	The Borrower's Social Security Number.
b.	A copy of the Partnership Agreement, together with any and all amendments and modifications thereto.
c.	A copy of the Articles of Incorporation for Kite.
d.	An acknowledgment by the Partnership that Borrower owns the Borrower Kite Units (i.e., 805,891 partnership units of KRGLP).
22.	Text Intentionally Omitted.
23.

Letter Loan Agreement Expiration: This Letter Loan Agreement is open for acceptance by the Borrower until 5:00 P.M. Indianapolis Time on June 15, 2007 (the "Letter Loan Agreement Expiration"). If it is not accepted and returned to the Bank by said date, the Letter Loan Agreement shall immediately become null and void without further notice.

24.

Indemnification: Borrower agrees to indemnify Bank, and its successors and assigns, and their directors, officers and employees, against all losses, claims, costs, damages, liabilities and expenses, including, without limitation, all reasonable, out-of-pocket expenses of litigation or preparation therefor (a "Loss") which they may pay or incur in respect of claims brought or made against Bank by third parties in connection with or arising out of Bank making the Loan to Borrower, but excluding claims involving the violation by the Bank of applicable laws pertaining to financial institutions and/or lending practices. The indemnity set forth herein shall be in addition to any other obligations of Borrower to Bank hereunder or at common law or otherwise, and shall survive any termination of this Letter Loan Agreement and the repayment of the Loan.

25.	Time of Essence: Time is of the essence under the Loan Documents.
26.

Amendments: No amendment or waiver of any provision of this Letter Loan Agreement, or any other Loan Document, nor consent to any departure therefrom by Borrower shall be effective unless the same shall be in writing and signed by Borrower and Bank, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

27.

Set-Off: If an Event of Default shall occur the Bank shall have the right, in addition to all other rights and remedies available to it, to set-off against and to appropriate and apply to the unpaid balance of the Loan and all other obligations of the Borrower thereunder or under any other Loan Documents, any debt owing to, and any other funds held in any manner for the account of, the Borrower by the Bank, including, without limitation, all funds in all deposit accounts (general or special) now or hereafter maintained by the Borrower with the Bank. Such right shall exist whether or not the Bank shall have made demand under this Agreement or the Loan and whether or not the Loan or such other obligations are matured or unmatured. The Borrower hereby confirms the foregoing arrangements and the Bank's right of banker's lien and set-off and nothing in this Agreement shall be deemed a waiver of the Bank's right of the banker's lien or set-off. The Borrower hereby grants to Bank, as security for the Loan, a continuing lien upon all monies, securities and other property of Borrower now or hereafter held or received by, or in transit to Bank from or for Borrower.

28.

No Joint Venture: Notwithstanding anything to the contrary herein contained or implied, Bank, by this Letter Loan Agreement, or by any action pursuant hereto, shall not be deemed to be a partner of, or a joint venturer with, Borrower, and Borrower hereby indemnifies and agrees to defend and hold Bank harmless, including the payment of reasonable attorneys' fees, from any Loss resulting from any judicial construction of the parties' relationship as such.

29.

Severability: In the event any provision of this Letter Loan Agreement or any of the Loan Documents shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not affect the validity, enforceability or legality of the remaining provisions hereof or thereof, all of which shall continue unaffected and unimpaired thereby.

30.

Waiver of Jury Trial: Borrower, after consulting or having had the opportunity to consult with counsel, knowingly, voluntarily and intentionally waives any right he may have to a trial by jury in any litigation based upon or arising out of the Loan or any other Loan Documents or any of the transactions contemplated by the Loan Documents or any course of conduct, dealing, statements, whether oral or written, or actions of Borrower or Bank. Borrower shall not seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived. These provisions shall not be deemed to have been modified in any respect or relinquished by Bank except by written instrument executed by both Borrower and Bank

31.	Governing Law: The laws of the State of Indiana shall govern all matters relating to the Loan Documents and all of the indebtedness or obligations arising thereunder.
32.	Survival of Provisions: The terms and conditions herein set forth and the covenants and agreements of Borrower hereunder shall survive the Closing.
33.

Tax Effect of Redemption of Borrower Kite Units and/or Sale of Collateral: Any taxes resulting to Borrower upon or resulting from the redemption of the Borrower Kite Units in accordance with the Kite Units Pledge Agreement or the sale of any collateral subject to the Kite Units Pledge Agreement shall be the sole liability and obligation of Borrower, and Bank shall have no liability or obligation resulting therefrom. Borrower agrees to indemnify and hold harmless Bank, and its successors and assigns, and their directors, officers and employees (the "Bank Indemnified Group"), against all losses, claims, costs, damages, liabilities and expenses (including, without limitation, all reasonable expenses of litigation or preparation therefor and all attorneys' fees, costs and expenses) incurred by the Bank Indemnified Group, arising out of or in connection with any taxes payable or paid as a result of the redemption of the Borrower Kite Units in accordance with the Kite Units Pledge Agreement. The indemnity set forth herein shall be in addition to any other obligations of Borrower to Bank hereunder or under the other Loan Documents and shall survive any redemption of the Borrower Kite Units in accordance with the Kite Units Pledge Agreement and the termination of the Kite Units Pledge Agreement.

34.

Bank's Right to Vote Shares: In the event Bank or an affiliate thereof becomes the owner of the Borrower Kite Units for any reason, then during the period of their ownership by Bank or an affiliate, such Borrower Kite Units shall not be voted. If, however, Bank or an affiliate thereof becomes the owner of the Borrower Kite Units for any reason and thereafter Bank elects to exchange or to redeem the Borrower Kite Units pursuant to Section 11.3(F) of that certain Amended and Restated Agreement of Limited Partnership of Kite Realty Group, L.P., dated as of August 16, 2004, (the "Partnership Agreement") and KRGLP and/or Kite elect to exchange or redeem the Borrower Kite Units by the payment of Shares (as defined in the Partnership Agreement), such Shares may be voted by Bank or the affiliate owning such Shares.

The Bank's obligation under this Letter Loan Agreement shall be subject to satisfaction of all of the conditions contained herein. The issuance of this Letter Loan Agreement shall not prejudice the Bank's rights of review and approval, including without limitation, of all documents and materials heretofore delivered to the Bank by or on behalf of the Borrower. Please direct all correspondence to Cheryl F. Van Klompenberg, Vice President, the Bank, 1675 Broadway, Suite 400, Denver, CO 80202.

This Letter Loan Agreement shall not be binding upon the Bank unless it is accepted in writing by the Borrower as provided herein, and delivered to Cheryl F. Van Klompenberg, Vice President before the Letter Loan Agreement Expiration. The terms of this Letter Loan Agreement, both prior to and after acceptance by Borrower, may be waived or modified only by a written instrument signed by the Bank. This Letter Loan Agreement shall be governed by the laws of the State of Indiana, without regard to principles of conflict of laws. TIME IS OF THE ESSENCE IN THIS LETTER LOAN AGREEMENT.

Very truly yours,
The Bank

By:	/s/ Cheryl F. Van Klompenberg

Printed Name:	Cheryl F. Van Klompenberg

Title:	Vice President

ACCEPTANCE OF LETTER LOAN AGREEMENT

The undersigned hereby acknowledges receipt of the foregoing Letter Loan Agreement this 7th day of June, 2007, and does hereby accept all of the terms, conditions and time limitations set forth in the Letter Loan Agreement by the execution of same and acknowledges the Commitment Fee is non-refundable.

BORROWER:
/s/ Alvin E. Kite, Jr.

Alvin E. Kite, Jr.

STATE OF INDIANA	)
) SS:
COUNTY OF Marion	)

Before me, a Notary Public in and for said County and State, personally appeared Alvin E. Kite, Jr., personally known to me, and acknowledged the execution of the foregoing as his own voluntary act and deed.

Witness my hand and Notarial Seal, this 5th day of June, 2007.

/s/ Stacey D. Teeters, Notary Public, State of Indiana No. 532283

Notary Public - Signature

Stacey D. Teeters

Notary Public - Printed

My Commission Expires:	My County of Residence:

April 14, 2012	Madison